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                             August 5, 2021

       In Keuk Kim
       Chief Executive Officer
       DoubleDown Interactive Co., Ltd.
       13F, Gangnam Finance Center
       152, Teheran-ro Gangnam-gu
       Seoul 06236, Republic of Korea

                                                        Re: DoubleDown
Interactive Co., Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed July 20, 2021
                                                            File No. 333-258032

       Dear Mr. Kim:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Notes to Condensed Consolidated Financial Statements (Unaudited)
       Note 10. Commitments and Contingencies, page F-39

   1. Regarding the Benson case (cited on page 97 and unnamed hereunder), we note that no amount has been
recorded in connection with the lawsuit. However, on page 98, you stated that "if we were
to settle the Benson lawsuit at this time ... such settlement would likely be for a
significant monetary amount and our operating results and financial condition could be
materially adversely affected." In this regard, you indicated that similar class actions
have finalized settlements in amounts ranging up to $155 million
                                                        (page 97). You further
disclosed on page 98 that your insurer will not cover such expenses or any losses that
could arise for any settlement amount or damages award in this
 In Keuk Kim
FirstName  LastNameIn
DoubleDown   InteractiveKeuk
                         Co., Kim
                              Ltd.
Comapany
August     NameDoubleDown Interactive Co., Ltd.
       5, 2021
August
Page 2 5, 2021 Page 2
FirstName LastName
         particular case. In view of a court order for the parties to settle, material legal settlements in precedent cases, absent any insurance coverage nor indemnification from your co-
         defendant, please tell us why you did not accrue a loss in your financial statements. It appears that a loss is probable and reasonably estimable based on your statement on page
         98 that "prior to the resolution of the Benson case, we may be required, or otherwise deem it advisable, to record a material financial reserve in respect of a potential adverse outcome." Refer to ASC 450-20-25-2 through 25-5.
2. We understand that Hanover Insurance Co. had filed a declaratory judgment action alleging that its insurance policy does not cover the claims made by NEXRF Corp. in its patent infringement suit. On page 98, you stated that due to the early nature of this case, it is not possible to assess whether this case may be material to your business.
         Notwithstanding, in light of the reasonable possibility that a loss may have been incurred, please disclose the amount of the settlement demand made by NEXRF Corp.
         Refer to ASC 450-20-50-3 through 50-4.
General, page F-41

3. Please include a footnote on subsequent events disclosing your evaluation of the effects of all subsequent events through the date the financial statements were issued. Refer to ASC
         855-10-25-1.
4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 In Keuk Kim
DoubleDown Interactive Co., Ltd.
August 5, 2021
Page 3

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameIn Keuk Kim
                                                          Division of
Corporation Finance
Comapany NameDoubleDown Interactive Co., Ltd.
                                                          Office of Technology
August 5, 2021 Page 3
cc:       Barbara A. Jones, Esq.
FirstName LastName